April 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re: LegalZoom.com, Inc.
Form 10-K for the year ended December 31, 2022
File No. 001-35618

Ladies and Gentlemen:

Thank you for your letter, dated April 7, 2023, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on LegalZoom.com, Inc.’s (the “Company, ” “we,” “us” or “our”) Annual Report on Form 10-K for the year ended December 31, 2022 (“Form 10-K”). We have reviewed the Staff’s comment and have set forth our response below. For convenience, the comment from the Staff’s letter is restated in italics immediately before the Company’s response.

Form 10-K for the year ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1.We note from your response to prior comment 1 that you believe the number of subscription units and average revenue per subscription (ARPU) are the most meaningful measures for understanding your overall subscription business, including the ongoing relationships with your customers. Please explain further how these measures provide support for the retention and growth of your existing customer base. In your response, provide us with a breakdown of subscriptions lost and new subscriptions obtained during fiscal 2022. Also, tell us how ARPU was impacted by existing customer product mix. In addition, tell us and revise to disclose the percentage or dollar amount of subscription revenue growth from new versus existing customers.

Response

The Company respectfully acknowledges the Staff’s comment. The growth of our subscription business is a function of volume and price. We use our subscription unit count at the beginning and end of a particular period to assess volume, and we use average revenue per subscription unit (“ARPU”) as of the end of that period to assess price. We regularly evaluate these two metrics in tandem to assess our ability to grow the revenue associated with our subscription units and the trade-off between growing and retaining lower value subscription units versus higher value subscription units. We do not manage our subscription business with a narrow focus on retaining our existing subscription units at the expense of obtaining or growing the value of our subscription units. Instead, we manage our operations and make strategic decisions based on a more holistic view towards optimizing revenue growth. Further, as disclosed in our SEC filings, we are focused on creating and expanding an ecosystem of subscription services needed at the time of business formation. During the three months ended March 31, 2022, we rolled out a free business formation to 100% of our traffic as part of our new “freemium” strategy. We are leveraging this strategy to offer customers multiple subscriptions – covering various products and at differing price points – at the time of their free business formation. Since the vast majority of our subscription units are purchased at the time of formation, the number of business formations in a particular period provides insight into our customer top of funnel, and the number of subscription units as of the end of that period provides insight into the effectiveness of our “freemium” strategy in growing our subscription business. The Company advises the Staff that when we talk about growing and retaining our customer base in our SEC filings, we are speaking generally about our ability to increase the number of business formation orders placed on our site and then increasing the lifetime value of these customers via recurring revenue through one or more subscription units purchased at or after the time of formation. Further, as we introduce new subscriptions into our product line-up, the change in ARPU over a particular period in coordination with the change in the number of subscription units illustrates our ability to provide and monetize higher value subscriptions.

Our subscription units grew 8% from December 31, 2021 to December 31, 2022, which consisted of approximately 671 thousand subscription units added and approximately 559 thousand subscription units lost. However, we do not use the number of subscription units added or lost during a particular period to manage operations or make strategic decisions, nor do we believe this information would be meaningful to investors. We believe disclosure of subscription units added or lost during a particular period would give unnecessary weighting to our monthly subscription units, which naturally have higher attrition than annual subscription units. We are also continuing to test new products and price points as we seek to optimize our product line-up, and we expect this testing to impact our subscription unit adds or losses. To account for these dynamics, we focus instead on subscription units and ARPU. Particularly as we introduce new subscriptions into our product line-up, we evaluate the trade-off between ARPU and subscription units and, in certain cases, we might determine that we favor a subscription with higher ARPU that happens to have lower retention versus a subscription with lower ARPU that happens to have better retention. Accordingly, we believe that the number of subscription units added and lost over a given period is not representative of the success of our strategy in growing our subscription business and optimizing revenue growth.

The Company respectfully acknowledges the Staff’s request to understand how ARPU was impacted by existing customer product mix, as well as the Staff’s comment to revise our disclosure to include the percentage or dollar amount of subscription revenue growth from new versus existing customers. Repeat customers can create new LegalZoom accounts by using new email addresses when forming their next business with us, and we do not currently have the ability to easily account for this dynamic. As a result, we cannot currently break out subscription units or subscription revenue at the customer level without a significant amount of time and effort. Due to these data limitations, we are unable to respond to these two requests of the Staff. However, the Company advises the Staff that our business has historically been and continues to be more transactional than a typical software as a service (“SaaS”) company. The vast majority of our subscription units are purchased at the time of business formation and 39% of our total revenue was transaction revenue for the year ended December 31, 2022. In addition, unlike SaaS companies, we do not utilize account managers or other sales techniques to cross-sell or upsell our customers at the time of subscription renewal. For these reasons, we focus on subscription units as discussed above, and we do not utilize individual customer or account data in evaluating the health of our subscription business.

While we manage operations and make strategic decisions based on business formations, subscription units and ARPU as described more fully above, in future filings we will supplement our disclosure of “Key Business Metrics” to include a new measure of annual retention rate that focuses on our small business customers. In doing so, we will revise the definition of annual retention rate previously disclosed in connection with our initial public offering to, among other things, include monthly subscriptions, expand the subscription units included in the calculation to include LZ tax and our virtual mailing offering in addition to business formation subscriptions, and present retention rate on an uncohorted subscription unit basis. We believe these changes relative to the 13-month cohorted annual retention rate disclosed at the time of our initial public offering and more fully discussed in our prior response to the SEC would result in a more comprehensive metric.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, we propose to add disclosure of annual retention rate and to make the following updates to our discussion of subscription units and ARPU (reference is made to page 34 of the Form 10-K to illustrate the approximate location of the disclosure) in the “Key Business Metrics” section of our filings (with additions underlined and deletions ~~struck out~~), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Number of subscription units

We define the number of subscription units in a given period as the paid subscriptions at the end of such period, including those that are not yet 60 days past their subscription order dates. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee.

We consider the number of subscription units to be an important metric since subscriptions enable us to increase the lifetime value of a customer through deeper, longer-term relationships. In addition, as we innovate our product line-up and make a free business formation a foundational element of our business model, we believe the number of subscription units, when viewed together with the number of business formations during a particular period, provides insight into the effectiveness of our “freemium” strategy and its ability to drive growth in our subscription business.

Subscriptions typically range from 30 days to one year in duration and the vast majority of our new subscriptions originate from business formation orders and have an annual term. Our customers can have multiple subscriptions at the end of a period. For example, a popular combination for a new small business owner is attorney advice and registered agent subscriptions.

The below table sets forth the number of subscription units as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	(in thousands)
Number of subscription units	1,441	1,329

We achieved 8% growth in our number of subscription units from December 31, 2021 to December 31, 2022, reflecting strong growth in subscriptions acquired through our partner integration channel, our registered agent, compliance, and tax products, as well as from our purchase of Earth Class Mail during the fourth quarter of 2021. We aim to continue to grow subscription units by increasing the proportion of our small business customers that purchase a subscription service at the time of their initial formation purchase and by improving retention rates.

Average revenue per subscription unit

We define average revenue per subscription unit, or ARPU as of a given date as subscription revenue for the last twelve-month period ended on such date, or LTM, divided by the average of the number of subscription units at the beginning and end of the LTM period. We consider ARPU to be an important metric because it helps to illustrate our ability to ~~deepen our relationship with our existing customers as they purchase incremental and higher-value services~~ provide and monetize higher value subscriptions. In addition, when viewed together with subscription units, ARPU provides insight into the impact that higher-value subscriptions have on our ability to grow our subscription units.

The below table sets forth ARPU as of December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Average revenue per subscription unit	$258	$236

ARPU increased 9% as of December 31, 2022 as compared to December 31, 2021. The increase in ARPU primarily resulted from growth of our tax service, subscriptions acquired through our purchase of Earth Class Mail and growth of our registered agent and compliance products, which carry higher average price points than our other subscription products. ARPU also increased as a result of a price increase to our small business legal advisory plan that was implemented in the fourth quarter of 2021. These increases were partially offset by an increase in wholesale-priced subscriptions from our partner integration channel. We expect year-over-year ARPU growth to moderate in 2023 as we anniversaried the acquisition of Earth Class Mail in the fourth quarter of 2022.

Annual small business retention rate

We define annual small business retention rate as the percentage of small business subscription units active as of the last day of the quarter one year ago that were still active subscriptions 12 months later. Small business subscription units represent our subscriptions targeted at our small business customers and include subscriptions for our registered agent and compliance services, LZ Tax, our small business legal advisory plan and subscriptions acquired through our purchase of Earth Class Mail and Revvsales Inc., and exclude subscriptions from our enterprise customers, our operations in the U.K. and our consumer legal advisory plan. Annual small business retention rate includes both monthly and annual subscription units and reflects all subscription unit attrition, including as a result of actual business failures of certain of our customers.

Our annual small business retention rate as of December 31, 2022 was 64.0%.

We expect annual retention rate to fluctuate as we continue to test new products, subscription term lengths and price points and seek to optimize our product offerings across our lineup in connection with our “freemium” strategy. While there may be a general correlation between annual small business retention rate and our ability to increase customer lifetime value and the growth of our customer base, we do not view it as a predictor of future revenue given the varying needs of a small business during the evolution of its lifecycle and the varying use cases of the products underlying our subscription units.”

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (213) 458-8650 or Nicole Miller, our General Counsel, at (213) 315-0051.

Sincerely,
/s/ Noel Watson_______
Noel Watson
Chief Financial Officer

Cc: Brittany Ebbertt, U.S. Securities and Exchange Commission
Kathleen Collins, U.S. Securities and Exchange Commission
Nicole Miller, General Counsel and Secretary, LegalZoom.com, Inc.
Mike Titera, Partner, Gibson, Dunn & Crutcher LLP